Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Transcript of Aspiration on CNBC

December 15, 2021

David Faber, CNBC

Joining us now is Aspiration’s co-founder and CEO, Andrei Cherney. Andrei, in the press release announcing this you’ve got a quote here from Oak Tree saying “Aspiration is a category creator at the intersection of the powerful trends of FinTech and sustainability.” What does that mean?

Andrei Cherney, CEO of Aspiration

Well, it means that we’re in the midst of this enormous shift toward sustainability. Probably the largest shift in human history in terms of how people and businesses are going to behave. And that’s what Aspiration does, we are really creating this category around Sustainability as a Service, helping both people and businesses integrate climate change fighting action into what they’re already doing every day.

For individuals, we do that through our Aspiration financial products, our Spend and Save account, our debit card, our Aspiration Zero credit card that we launched this summer. And for businesses, we’re helping them directly integrate climate change fighting action, the kinds of offsets that are going to be necessary to get them to net zero into the ways that they serve their customers and their employees.

David Faber, CNBC

Now you’re going to go public through a SPAC, isn’t that correct?

Andrei Cherney, CEO of Aspiration

That’s right, that’s the plan.

David Faber, CNBC

Explain your business, then to me from the perspective of actual profitability over time and I have to admit, I haven’t seen a deck that’s associated with you, as to what your cash flows are going to look like in years out, but just give me a quick pitch here and the investor base that potentially might want to actually consider investing.

Andrei Cherney, CEO of Aspiration

Yeah, no great question. We’ve seen, in part because of this enormous shift towards sustainability, incredible growth in our business. In Q3, we saw over 600% revenue growth from previous year, over 1,000% gross profit growth. And the way we make money is primarily through offering ESG impact services. Offsets, tree planting, other elements that will help people and businesses meet the climate crisis. And then there’s about 30% of revenue that’s generated from more traditional financial service kind of revenue streams, interchange income, interest income and subscriptions. The reason that we’re so excited about entering public markets is that as you know and you’ve covered frequently, there is this enormous growth in ESG investing and as Aspiration enters the public markets as a category creator around Sustainability as a Service, and as the first ESG driven financial institution on the public markets, we have an ability to help those ESG investors broaden the exposure that they have to the enormous part of the business world that is going to be driven by the shift towards sustainability.

David Faber, CNBC

Right, now obviously, always a lot of questions about how we’re measuring the sustainability outcomes and/or goals of many corporations when it deals with metrics. And I want to get to your own comments here in terms of trees, because I know there’s been some coverage of you having said that the company in the last year has planted over 35 million trees. But then in the footnote of one of your main tree programs, it indicated that that figure actually includes trees that haven’t yet been planted. So Andre have you planted 35 million trees or you hope to?

Andrei Cherney, CEO of Aspiration

We’ve funded the planting of 35 million trees. We say on our website, we say in social media, that sometimes those trees take up to 18 months to plant. Over 20 million of those trees have already been planted. There’s more that are being planted every single day when one of our Aspiration customers rounds up their purchase to the nearest dollar and plants a tree through our Plant Your Change program. That tree of course doesn’t hear on the ground in Africa or South America or wherever it might be, immediately. It takes some time, but we funded the planting of over 35 million trees. That is at scale, most likely the largest private sector tree planting operation in the world. To give you a sense of the scale that means we’re planting as many trees as there are in Central Park every three hours. And so an operation that size takes time to get those in the ground but the great majority are already in the ground and more in there every single day.

David Faber, CNBC

Right and to those who would say you know, you are actually simply taking the green mantle and using it to your advantage while actually simply offering more mundane services like checking accounts and debit cards. What do you say?

Andrei Cherney, CEO of Aspiration

I’d say divestment matters. Look, the fact the matter is, the biggest drivers of climate change are our own deposits as consumers. The big banks in America and in the world fund more oil and gas drilling and pipelines in a single day than Exxon Mobil will in a year. And so when people are moving their money from those banks to Aspiration, that makes a difference as they’re divesting those dollars. As people are planting a tree with every purchase as they’re using our Aspiration Zero credit card and able to offset their carbon footprint such that they can get to net zero on a daily basis. That makes a difference. When people take the actions through Aspiration, they’re able to fight the climate crisis in ways that are easy, that are automated, but actually make a real difference in a way that is unlike that, frankly, any other product or service or industry that’s out there.

David Faber, CNBC

Andrei we’ll be watching closely and we appreciate your taking time. Thank you.

Andrei Cherney, CEO of Aspiration

Yeah, thanks for having me.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT

DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed

Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.